UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2018
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

June 4, 2018

METHANEX CORPORATION APPOINTS MAUREEN HOWE TO ITS BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA (June 4, 2018) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) is pleased to announce the appointment of Maureen Howe to its Board of Directors.

Ms. Howe brings a wealth of finance and capital market experience to the Board. Ms. Howe served as Managing Director of Equity Research of Energy Infrastructure at RBC Capital Markets from 1996 to 2008. Prior to working at RBC Capital Markets, Ms. Howe held finance positions in the utility industry, investment banking and portfolio management. Ms. Howe holds a Bachelor of Commerce (Honors) degree from the University of Manitoba and a Ph.D in Finance from the University of British Columbia.

Ms. Howe, a Canadian resident, also serves as a director of Pembina Pipeline Corporation, director and Chair of the Audit Committee at TimberWest Forest Corp., director and Chair of the Investment Committee at the Insurance Corporation of British Columbia, director at the Board of the Canadian Research Foundation and Chair of the Advisory Board for Phillips Hager & North Centre for Financial Research.

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

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Inquiries:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: June 4, 2018	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary